First Capital International, Inc.
                         5120 Woodway Drive, Suite 9000
                              Houston, Texas  77056
                                  713-629-4866


                                November 14, 2005

BY FAX TO:  (202) 772-9210

Securities and Exchange Commission
Division of Corporate Finance
Attn:  Brad Skinner
100 F Street, N.E.
Washington, D.C. 20549

     Re:  First Capital International, Inc. (the "Company")
          File No. 000-26271
          Item 4.01, Form 8-K; filed November 3, 2005

Dear  Mr.  Skinner:

     In response to correspondence received from your office on November 8, 2005, please be advised of the following responses made by the Company:

     1. We note that the filing was due on the fourth day following the resignation date of our former auditors Ham, Langston & Brezina, LLP.

     2. A Form 8-K/A is being filed herewith to include the requested language and confirms that during the two most recent fiscal years and the subsequent interim period through the date of the resignation, there have been no disagreements with the former accountants Ham, Langston & Brezina, LLP.

     3. This disclosure was previously made in Form 8-K as filed with the Commission on November 3, 2005. Please refer to the second paragraph under the heading "New Independent Accountants" for this disclosure.

     4.  Please  see  Exhibit  16.1  to  the  Form  8-K/A  being filed herewith.

The  Company  acknowledges  the  following:

  - The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or need any additional information, please contact me at your earliest convenience. I thank you in advance for your attention to this matter.

                                        Very truly yours,

                                        /s/ Alex Genin
                                        Chief Executive Office and Director